ANTOFAGASTA PLC

82-4987

Park House
16 Finsbury Circus
London
EC2M 7AH

Telephone: + 44 20 7382 7862
Fax: + 44 20 7628 3773
info@antofagasta.co.uk



Antofagasta appoints Cazenove as joint broker

LONDON: 04 July 2003– Antofagasta plc is pleased to announce that it has appointed Cazenove & Co. Ltd. of London as its joint corporate broker with Merrill Lynch International.

Antofagasta is a UK-listed copper mining group with mining operations in Chile at Los Pelambres, El Tesoro and Michilla.

Ends

Enquiries – London

Antofagasta plc
Tel: +44 20 7382 7862
Philip Adeane
Email: nwakefield@antofagasta.co.uk

Issued by Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

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